SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F X                         Form 40-F
                        ---                                 ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                    No X
                       ---                                  ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF GENESYS S.A. (No. 333-105304)

Index:
  Item 1:
  Managements' Discussion and Analysis of Financial Condition and Results of Operations

  Item 2:
  US GAAP Financial Statements
  Consolidated Balance Sheets at December 31, 2002 and March 31, 2003(unaudited) Consolidated Statements of Operations (unaudited) for the Three Months Ended March 31, 2002 and March 31, 2003
  Notes to the Consolidated Statements of Operations (unaudited)

Managements' Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to our financial results for the three months ended March 31, 2003, as reported under U.S. generally accepted accounting principles (GAAP). On May 14, 2003, we filed a press release under Form 6-K that discussed our financial results for the three months ended March 31, 2003, reported under French generally accepted accounting principles (French GAAP).

Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

Results of Operations

Total call volumes were 325.6 million minutes for the first quarter of 2003, up 22.2% from the prior year. Automated services call volumes were up 52.4% from the first quarter of 2002 and increased 6.9% sequentially. Automated services represented approximately 62.2% of revenue and 80.6% of audio call volumes in the first quarter of 2003.

Revenue decreased 17.7% to (euro)45.7 million, from (euro)55.5 million in the prior year period. The revenue decline was primarily due to the continuing shift to automated services, which carry higher margins but generate lower per-minute revenues than operator assisted services, the weakening US dollar, and price erosion. Despite the revenue decrease, gross margin was 63.0% compared to 57.8% in the first quarter 2002, primarily driven by the shift to automated services and higher productivity in the call centers.

Selling, general and administrative expenses and research and development expenses declined (euro)8.8 million to (euro)21.2 million, or 29.4%, compared to the first quarter of 2002, primarily due to our cost reduction programs.

Operating profit in the first quarter of 2003 was (euro)5.0 million, compared to an operating loss of (euro)5.3 million in the first quarter of 2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA*) totaled
(euro)10.6 million in the first quarter of 2003, resulting in an EBITDA margin of 23.1%, compared to (euro)6.7 million in the prior year period, or an EBITDA margin of 12.1%. Although EBITDA is not a generally accepted accounting principle measurement, we present it as a supplement to our GAAP financial information because we believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization. See attached Note to consolidated statements of operations for reconciliation of Operating Income and EBITDA.

Net income was (euro)6.8 million, or (euro)0.43 per share in the first quarter of 2003, compared with a loss of (euro)8.0 million, or (euro)0.52 per share, in the same period in the prior year.

Liquidity and Capital Resources

Cash increased to (euro)15.8 million, up (euro)5.8 million from the fourth quarter of 2002.

As previously announced, we have reached preliminary agreements, subject to several conditions and to final documentation, to extend the maturities under our bank credit facility and convertible debt. We also previously announced our intention to pursue a capital increase of up to (euro)8 million in 2003.

                                             GENESYS S.A.
                                     CONSOLIDATED BALANCE SHEETS
                                  (in thousands, except share data)


                                                                       December  31,     March 31,
                                                                           2002            2003
                                                                      --------------  --------------
                                     ASSETS                                             (Unaudited)
   Current assets:
     Cash and cash equivalents........................................(euro)  9,976    (euro) 15,811
     Accounts receivable, less allowances of(euro)3,502 at
       December 31, 2002 and(euro)3,505 at March 31, 2003.............       35,930           37,325
     Inventory........................................................           72               62
     Prepaid expenses.................................................        1,874            2,108
     Other current assets.............................................        5,261            5,629
                                                                      -------------    -------------
            Total current assets......................................       53,113           60,935
   Property and equipment, net........................................       32,234           29,276
   Goodwill and other intangibles, net................................      158,213          157,519
   Investment in affiliated company...................................          118              123
   Deferred tax assets................................................          361              340
   Deferred financing costs, net......................................        3,797            3,419
   Other assets.......................................................        1,897            1,583
                                                                      -------------    -------------
                      Total assets....................................(euro)249,733    (euro)253,195
                                                                      =============    =============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
     Bank overdrafts..................................................(euro)  3,417    (euro)  3,334
     Accounts payable.................................................       14,344           13,904
     Accrued liabilities..............................................        7,178            8,152
     Accrued compensation.............................................        6,555            8,090
     Tax payable......................................................        8,998           10,179
     Deferred revenue.................................................          352              448
     Current portion of long-term debt................................        1,143            1,108
     Current portion of capitalized lease obligations.................          191              354
     Current portion of deferred tax liability........................        3,097            3,097
     Current portion of other long-term liability.....................        2,284              825
     Other current liabilities........................................        1,759              620
                                                                      -------------    -------------
            Total current liabilities.................................       49,318           50,111
   Long-term portion of long-term debt................................      120,165          116,031
   Long-term portion of capitalized lease obligations.................          149               19
   Long term portion of deferred tax liability........................       20,666           19,894
   Other long-term liability..........................................        6,644            5,548
   Commitments and contingencies......................................           --               --
   Shareholders' equity:
     Ordinary shares;(euro)5.00 nominal value;
       15,409,933 and 15,471,204 shares issued and outstanding
       at December 31, 2002 and March 31, 2003, respectively..........       77,050           77,356
     Common shares to be issued:(euro)5.00 nominal value; 137,347 and 76,076 shares at December 31, 2002 and March 31, 2003,
       respectively...................................................          687              380
     Additional paid-in capital.......................................      194,217          194,217
     Accumulated other comprehensive income...........................        6,980            8,881
     Deferred compensation............................................         (220)            (158)
     Accumulated deficit..............................................     (225,172)        (218,333)
                                                                      -------------    -------------
                                                                             53,542           62,343
     Less cost of treasury shares: 22,131 shares at December 2002
       and March 31, 2003.............................................         (751)            (751)
                                                                      -------------    -------------
            Total shareholders' equity................................       52,791           61,592
                                                                      -------------    -------------
                      Total liabilities and shareholders' equity......(euro)249,733    (euro)253,195
                                                                      =============    =============


                                             GENESYS S.A.
                           CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                  (in thousands, except share data)

                                                                       Three months ended March 31,
                                                                         2002                2003
                                                                      -------------    -------------
   Revenue:
     Services.........................................................(euro) 54,940    (euro) 45,571
     Products.........................................................          512               83
                                                                      -------------    -------------
                                                                             55,452           45,654
   Cost of revenue:
     Services.........................................................       22,934           16,813
     Products.........................................................          485               59
                                                                      -------------    -------------
                                                                             23,419           16,872
                                                                      -------------    -------------
   Gross profit.......................................................       32,033           28,782
   Operating expenses:
     Research and development.........................................        1,260            1,032
     Selling and marketing............................................       13,508            8,676
     General and administrative.......................................       15,210           11,469
     Restructuring charge.............................................        3,671               --
     Amortization of intangibles......................................        3,649            2,615
                                                                      -------------    -------------
             Total operating expenses.................................       37,298           23,792
   Operating income (loss)............................................       (5,265)           4,990
   Financial income (expense)
     Interest income..................................................           58               59
     Interest expense.................................................       (2,297)          (2,452)
     Foreign exchange gain............................................         (540)           4,688
     Other financial income (expense), net............................         (275)            (288)
                                                                      -------------    -------------
   Financial income (expense), net....................................       (3,054)           2,007
   Equity in loss of affiliated company...............................           (8)               4
                                                                      -------------    -------------
   Income (loss) before taxes.........................................       (8,327)           7,001
   Income tax (expense) credit........................................          349             (166)
                                                                      -------------    -------------
             Net income (loss)........................................(euro) (7,978)   (euro)  6,835
                                                                      =============    =============
   Basic net income (loss) per share..................................(euro)  (0.52)   (euro)  (0.44)
                                                                      =============    =============
   Diluted net income (loss) per share................................(euro)  (0.52)   (euro)  (0.43)
                                                                      =============    =============
   Number of shares used in computing basic net income
     (loss) per share.................................................   15,528,376       15,547,280
   Dilution effect on convertible notes...............................           --          605,631
   Number of shares used in computing diluted net income
     (loss) per share.................................................   15,528,376       16,152,911


                                  GENESYS S.A.

         NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                 (in thousands)

                                                                       Three months ended March 31,
                                                                         2002                2003
                                                                      -------------    -------------

   Operating income (loss)............................................(euro)  (5,265)  (euro)  4,990
   Depreciation.......................................................         4,665           2,954
   Amortization of intangibles........................................         3,649           2,615
     EBITDA...........................................................         3,049          10,559
                                                                      ==============   =============
   Restructuring charge                                                        3,671              --
     EBITDA before non-recurring charges...............................(euro)  6,720   (euro) 10,559
                                                                       =============   =============

(1) We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact ( which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 5, 2003

                                             GENESYS SA


                                             By: /s/ Francois Legros
                                                 -------------------
                                             Name:  Francois Legros
                                             Title: Chairman and Chief Executive
                                                    Officer